Exhibit 99.1

Innocoll AG Announces Third Quarter 2015 Financial and Operating Results and Corporate Update

ATHLONE, Ireland, Nov. 11, 2015 — Innocoll AG (Nasdaq: INNL), a global, commercial-stage, specialty pharmaceutical company that develops, manufactures and supplies a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies, today announced financial and operating results for the three and nine months ended September 30, 2015.

”The third quarter was another one of execution on our clinical plans for XaraColl and Cogenzia as well as positioning these products for successful commercialization,” said Tony Zook, Chief Executive Officer of Innocoll. “A total of four Phase 3 trials, two each for XaraColl and Cogenzia are enrolling patients. Results from the two XaraColl studies are expected to be announced in the second quarter of 2016, and from the two Cogenzia studies in the third quarter of 2016. Regulatory submissions, if the studies are successful, would occur in 2016. These aggressive timelines mean that we must prepare our commercialization plans for these products both in the U.S. and in other markets. The first step in that process was to build our executive team with individuals experienced in managing commercial stage pharmaceutical companies. We accomplished that in the third quarter with the appointment of Jose (Pepe) Carmona as CFO and Rich Fante as CCO. We are very excited about the current status of our programs and we remain focused on continuing executing on our objectives.”

Third Quarter 2015 and Recent Highlights

•	Dosed the first patients in both the MATRIX-1 and MATRIX-2 Phase 3 studies of XaraColl for the treatment of postoperative pain.
•	Appointed Jose (Pepe) Carmona as Chief Financial Officer.
•	Appointed Rich Fante as Chief Commercial Officer and Head of Business Development.

Clinical Program Update

XaraColl®

•	Two identical U.S. Phase 3 studies initiated patient dosing. The studies will test the 300 mg dose versus placebo with a primary endpoint of the 24-hour Summed Pain Intensity. Enrollment is anticipated to be completed by the end of the first quarter of 2016. Topline data from these studies are anticipated to be available in the second quarter of 2016. If the data are positive an NDA submission is anticipated in 2016.

Cogenzia®

•	Two identical Phase 3 trials, one in the U.S. and second in the U.S. and Europe, are ongoing. Patient enrollment is expected to be completed before the end of the second quarter of 2016. Topline data from these studies are anticipated to be available in the third quarter of 2016.

CollaGUARD®

•	A clinical program is under development for CollaGUARD to support approval in the U.S. Our focus remains on the U.S. market, where we have initiated work to design a clinical program that we believe will lead to approval. The program will be designed to test CollaGUARD against a control procedure in which no adhesion barrier is used. Our intention is to begin interactions with the FDA in the fourth quarter of 2015, with the goal of starting clinical work in the U.S. in early 2016.

Third Quarter 2015 Financial Results

Net Loss Available to Ordinary Shareholders: Innocoll reported a net loss attributable to ordinary shareholders of €6.8 million, or €3.8 per share ($0.32 per ADS, converted at exchange rate at September 30, 2015), for the third quarter of 2015, compared to a profit of €2.0 million, or €1.6 per share for the third quarter of 2014. Each ADS represents 1/13.25 of an ordinary share.

Non-GAAP diluted loss excluding nonrecurring items was €11.2 million or €6.4 per share ($0.54 per ADS, converted at exchange rate at September 30, 2015), for the third quarter of 2015, compared to a profit of €0.3 million or €0.2 per share, for the third quarter of 2014.

The number of ordinary shares outstanding increased from 1.25 million in the third quarter of 2014 to 1.76 million in the third quarter of 2015, primarily as a result of the IPO equity issuance by the end of July 2014 and follow-on public offering in the second quarter of 2015.

Revenues: Revenues were €0.6 million for the third quarter of 2015 as compared to €1.1 million for the third quarter of 2014. This decrease was primarily due to lower sales to EUSA Pharma of CollatampG®.

Research and Development (R&D) Expenses: R&D expenses were €6.9 million for the third quarter of 2015 as compared to €0.9 million for the third quarter of 2014. R&D expenses in the third quarter of 2015 included €6.1 million in external clinical research expenses, which was primarily driven by the ramp-up of our Phase 3 XaraColl and Cogenzia efficacy trials. R&D expenses are expected to continue to increase going forward as the company advances the clinical development of its products.

General and Administrative (G&A) Expenses: G&A expenses were €6.1 million for the third quarter of 2015 as compared to €2.6 million for the third quarter of 2014. Excluding stock-based compensation charges, G&A expenses for the third quarter of 2015 were €3.7 million as compared to €1.4 million for the third quarter of 2014. The increase in G&A excluding stock-based compensation was primarily due to our continued infrastructure build out to support clinical programs and initiation of our pre-commercialization investment.

Other Operating Income/(Expense): Other operating income was €2.1 million for the third quarter of 2015 as compared to €0.0 million for the third quarter of 2014. The income in the third quarter of 2015 was primarily driven by the reversal of the impairment of certain plant and equipment in earlier years.

Finance Income/(Expense): Finance gain was €4.7 million for the third quarter of 2015 as compared to a gain of €5.6 million for the third quarter of 2014. Finance expense in each quarter consisted primarily of non-cash items due to the decrease in the value of liabilities associated with options issued to pre-IPO investors outstanding at the end of each quarter, as well as foreign exchange gains or losses.

Cash Position

As of September 30, 2015, cash and cash equivalents totaled €34.8 million ($39.0 million, converted at exchange rate at September 30, 2015) compared to €46.7 million as of June 30, 2015 ($52.2 million, converted at exchange rate at June 30, 2015). In addition, the company has available to it up to €25 million in loan commitments from the European Investment Bank (EIB), which have not yet been drawn. Without resort to other funding options available to the company, existing cash and cash available to the company under the EIB debt facility is expected to be sufficient to fund the company's clinical programs and operational expenses through the first half of 2016 as well as to fully fund anticipated capital expenditures in connection with the expansion of the company's manufacturing facility.

For further financial information for the period ending September 30, 2015, please refer to the financial statements appearing at the end of this release. As the financial statements are in euros, all amounts shown in U.S. dollars are for the convenience of the reader only, exchanged at a rate of $1.1203 per euro, the exchange rate as of September 30, 2015.

Conference Call

Innocoll management will host a conference call today at 8:30 a.m. EST to discuss Third quarter 2015 financial results and provide a business update.

To participate in the conference call, please dial 877-407-4018 (domestic) or 201-689-8471 (international) and ask for the "Innocoll third quarter financial results conference call." A live webcast of the call can be accessed under "Events and Presentations" in the News & Investors section of the Company's website at www.innocoll.com.

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 13622666. The telephone replay will be available until midnight EST on November 14, 2015.

About Innocoll AG

Innocoll is dedicated to making better happen—better ways for patients to recover from surgeries and better ways to treat limb-threatening infections. We strive to engineer better medicines to help patients get better.

Our proprietary, biocompatible, and biodegradable collagen products are precision-engineered for targeted use. Applied locally to wound and/or surgery sites, they are designed to provide a range of benefits.

Our robust, late-stage product pipeline is focused on addressing a number of significant unmet medical needs: INL-001, a bupivacaine-collagen bioresorbable implant (Phase III), is being studied to provide better postoperative analgesia; INL-002, a gentamicin-collagen topical matrix (Phase III), is being investigated as a topical treatment to better cure diabetic foot infections; and INL-003, a bioresorbable collagen film surgical adhesion barrier (approved ex-US), is scheduled to enter clinical trials in the US for the prevention of postsurgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, and Biomet. All of our native collagen products—from extraction/purification of type-1 collagen through final delivery form—are manufactured at our certified, integrated plant in Saal, Germany.

Innocoll is a global company operating in Europe and the US, with plans to further partner in other high- potential areas around the world.

For more information, please visit www.innocoll.com.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments, fair value expense or income on warrants outstanding and impairment charges or reversals. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense or income which may be settled through issuance of shares included in our authorized or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this press release of non-GAAP earnings per share, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

Forward-looking Statements

"Any statements in this press release about our future expectations, plans and prospects, including statements about the development of our product candidates, such as the timing, conduct and outcome of our Phase 3 clinical trials of Xaracoll for the treatment of post-operative pain and Cogenzia for the adjuvant treatment of diabetic foot infections, and clinical studies of CollaGUARD, our barrier for the prevention of post-surgical adhesions, and related anticipated FDA pathways and approvals of our proposed clinical strategies, timing and adequacy of the completion of the expansion of our manufacturing facility, pre-commercial activities, the advancement of our earlier stage pipeline, future sales of CollatampG, CollaGUARD, RegenePro, Septocoll or other approved or marketed products, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend", "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including statements about the clinical trials of our product candidates. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, those related to the timing and costs involved in developing and commercializing our products and product candidates, the initiation and conduct of clinical trials, delays in potential approvals by FDA of the commencement of trials, availability of data from clinical trials, positive results from such trials and expectations for regulatory approvals, our scientific approach and general development progress, the availability or commercial potential of our product candidates, the sufficiency of cash resources and need for additional financing or other actions and other factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release."

Tables to follow

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

			Three			Nine
	Three months		months	Nine months		months
	ended		ended	ended		ended
	09/30/15		09/30/14	09/30/15		09/30/14
Thousands of Euros (except where indicated in US$,
and share and share data)	($'000)	(€'000)	(€'000)	($'000)	(€'000)	(€'000)

Revenue	$665	€594	€1,141	$1,993	€1,779	€3,742
Cost of sales	(1,257)	(1,122)	(1,218)	(4,096)	(3,656)	(4,161)
Gross loss	(592)	(528)	(77)	(2,103)	(1,877)	(419)
Research and development expenses	(7,782)	(6,946)	(908)	(18,100)	(16,156)	(1,955)
General and administrative expenses	(6,847)	(6,112)	(2,565)	(13,953)	(12,455)	(7,356)
Other operating income/(expense) - net	2,403	2,145	(42)	2,403	2,145	-

Loss from operating activities - continuing operations	(12,818)	(11,441)	(3,592)	(31,753)	(28,343)	(9,730)
Finance income/(expense)	5,267	4,701	5,583	(9,509)	(8,488)	(6,667)
Other income	1	1	-	-	-	75
(Loss)/income before income tax	(7,550)	(6,739)	1,991	(41,262)	(36,831)	(16,322)
Income tax	(36)	(32)	(21)	(97)	(87)	(107)
(Loss)/income for the period - all attributable to equity holders of the company	(7,586)	(6,771)	1,970	(41,359)	(36,918)	(16,429)
Other comprehensive income:
Currency translation adjustment	2	2	(372)	(443)	(395)	(415)
Total comprehensive (loss)/income for the period	$(7,584)	€(6,769)	€1,598	$(41,802)	€(37,313)	€(16,844)
Basic (loss)/earnings per share	$(4.3)	€(3.8)	€1.6	$(25.0)	€(22.3)	€(33.4)
Diluted (loss)/earnings per share	$(4.3)	€(3.8)	€1.4	$(25.0)	€(22.3)	€(33.4)
Basic (loss)/earnings per ADS	$(0.3)	€(0.3)	€0.1	$(1.9)	€(1.7)	€(2.5)
Diluted (loss)/earnings per ADS	$(0.3)	€(0.3)	€0.1	$(1.9)	€(1.7)	€(2.5)

INNOCOLL AG

NON-GAAP NET EARNINGS (UNAUDITED)

			Three			Nine
	Three months		months	Nine months		months
	ended		ended	ended		ended
	09/30/15		09/30/14	09/30/15		09/30/14
Numerator for non-GAAP loss per share -
Thousands of Euros (except where indicated
in US$, and share and share data)	($'000)	(€'000)	(€'000)	($'000)	(€'000)	(€'000)

Net (loss)/earnings - basic	$(7,586)	€(6,771)	€1,970	$(41,359)	€(36,918)	€(16,429)
Share based payments	2,650	2,365	1,238	3,842	3,429	2,840
Fair value (gain)/expense on warrants	(5,226)	(4,665)	(2,920)	14,109	12,594	6,352
Reversal of impairment of property, plant & equipment	(2,403)	(2,145)	-	(2,403)	(2,145)	-
Non-GAAP net (loss)/earnings - basic and diluted	(12,565)	(11,216)	288	(25,811)	(23,040)	(7,237)
Denominator - number of shares:
Weighted-average shares outstanding - basic	1,762,381	1,762,381	1,250,858	1,655,750	1,655,750	492,460
Dilutive common shares issuable upon conversion of restricted shares	-	-	157,785	-	-	-
Weighted-average shares outstanding - diluted	1,762,381	1,762,381	1,408,643	1,655,750	1,655,750	492,460

(Loss)/earnings per share:
Basic	$(7.1)	€(6.4)	€0.2	$(15.6)	€(13.9)	€(14.7)
Diluted	$(7.1)	€(6.4)	€0.2	$(15.6)	€(13.9)	€(14.7)

(Loss)/earnings per ADS:
Basic	$(0.5)	€(0.5)	€0.0	$(1.2)	€(1.1)	€(1.1)
Diluted	$(0.5)	€(0.5)	€0.0	$(1.2)	€(1.1)	€(1.1)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at September 30, 2015 (unaudited) and December 31,2014

Thousands of Euros (except where indicated in US$)	09/30/15	09/30/15	12/31/14
	(unaudited)	(unaudited)
	($'000)	(€'000)	(€'000)
Assets	$	€	€
Property, plant and equipment	5,453	4,867	1,238
Total non-current assets	5,453	4,867	1,238
Inventories	1,589	1,418	1,118
Trade and other receivables	3,996	3,567	761
Cash and cash equivalents	38,957	34,774	45,616
Total current assets	44,542	39,759	47,495
Total assets	49,995	44,626	48,733
Equity
Share capital	1,974	1,762	1,503
Share premium	152,533	136,154	122,084
Capital contribution	810	723	723
Other reserves	13,909	12,415	12,415
Currency translation reserve	(1,139)	(1,017)	(622)
Accumulated share compensation reserve	9,610	8,578	5,149
Accumulated deficit	(160,915)	(143,636)	(106,718)
Total equity attributable to equity holders of the company	16,782	14,979	34,534
Liabilities
Warrant liability	22,218	19,832	7,239
Defined pension liability	69	62	61
Total non-current liabilities	22,287	19,894	7,300
Trade and other payables	8,514	7,600	5,055
Deferred income	2,403	2,145	1,835
Current taxes payable	9	8	9
Total current liabilities	10,926	9,753	6,899
Total liabilities	33,213	29,647	14,199
Total equity and liabilities	49,995	44,626	48,733

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Nine	Nine	Nine
	months	months	months
	ended	ended	ended
Thousands of Euros (except where indicated in US$)	09/30/15	09/30/15	09/30/14
	($'000)	(€'000)	(€'000)
Operating activities loss for the period	$(41,359)	€(36,918)	€(16,429)
Adjustments for:
Finance (income)/expense	9,509	8,488	6,667
Depreciation/impairment, (reversal of impairment) of property, plant & equipment	(2,133)	(1,904)	294
Income tax expense	97	87	107
Profit on the sale of fixed assets	-	-	(75)
Share based payment	3,842	3,429	2,840
Foreign exchange gains	(309)	(277)	(81)
Operating cash outflows before movements in working capital	(30,353)	(27,095)	(6,677)
(Increase)/decrease in inventory	(336)	(300)	560
Increase in trade and other receivables	(3,144)	(2,806)	(613)
Increase/(decrease) in trade and other payables	2,851	2,545	(1,777)
Increase/(decrease) in deferred income and defined benefit pension liability	347	311	(878)
Income taxes paid	(99)	(88)	(108)
Net cash used in operating activities	(30,734)	(27,433)	(9,493)
Cash flows from investing activities:
Purchases of property, plant and equipment	(1,934)	(1,726)	(598)
Interest received	68	61	2
Proceeds on sale of Fixed Assets	2	1	75
Net cash used in investing activities:	(1,864)	(1,664)	(521)
Cash inflows from financing activities:
Proceeds from issue of shares, net of issue costs	16,053	14,329	52,164
Net cash inflows from financing activities	16,053	14,329	52,164
Net (decrease)/increase in cash and cash equivalents	(16,545)	(14,768)	42,150
Cash and cash equivalents at the beginning of the period	51,104	45,616	2,692
Effect of foreign exchange rate changes	4,398	3,926	2,415
Cash and cash equivalents at the end of the period	$38,957	€34,774	€47,257

Corporate:

Pepe Carmona

Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Investor Contact:

Russo Partners, LLC

Robert E. Flamm, Ph.D.

(212) 845-4226

robert.flamm@russopartnersllc.com